UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F   ☒            FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES   ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Note

TIM is the first in Italy to launch 1000 MB ultrabroadband on the FTTH network

In Perugia, the first 1,000 super-fast connections in the city were set up thanks to the cabling of a lot of 200 buildings in the Fontivegge district, where fibre optics come directly into the buildings.

From next Friday the new ultrabroadband services in FTTH technology (Fiber To The Home), which already guarantee a connection speed of up to 1000 Megabit/s, will be available to citizens and businesses .

TIM’s overall investment in Perugia is over 10 million euros. This project follows the one that made it possible to equip the city with a fibre optic network in FTTCab technology which provides connections of up to 100 MB for over 53 thousand homes, equal to 80.3% of the population

Perugia, 25 May 2016

TIM is the first in Italy, in Perugia, to launch 1000 MB ultrabroadband on the new FTTH (Fiber To The Home) network. Starting from next Friday 27 May, in fact, the first 1,000 super-fast connections will be available in the Fontivegge district thanks to the completion of the cabling of around 200 buildings in which fibre optics come directly into the buildings. The aim of the initiative, which will be progressively extended also to other areas of the city, is to equip Perugia with an even better performing ultrabroadband network than the one currently available to citizens and businesses, thereby confirming TIM’s commitment to launch the Umbrian capital into the elite of Italian cities thanks to ultra-modern digital infrastructure. TIM’s investment in fibre optics in Perugia is over 10 million euros.

Perugia was in fact included by TIM in the national plan of FTTH technology cabling which envisages reaching over 3.5 million homes by 2018. The new development programme for the ultrabroadband network, thanks to which fibre reaches homes and offices directly, follows that implemented in the city by TIM and which already makes connections of up to 100 MB available to over 53 thousand homes, equal to 80.3% of the population. This will make it possible to offer even higher quality in the use of HD video content and an improved browsing experience to benefit the growing number of citizens. The initiative confirms TIM’s desire to give further impetus to the country’s digitalisation processes and, as a consequence, to the growth of the local economy.

“Perugia is one of the very first Italian cities to have a new generation ultrabroadband network with fibre that comes right inside the buildings enabling transmission speeds of up to 1000 MB,” stated Carlo Filangieri, Head of Open Access TIM. “We are the first company to make this type of infrastructure operative in Italy, in the Umbrian capital, making it immediately available to a significant number of citizens, businesses and other operators, and we are proud of this result. With over 4.5 billion euros of investments in ultrabroadband in the three-year period 2016-2018, our commitment to the digitalisation of the country is concrete. The goal is to reach 84% of homes with fibre optics - of which 20% also in FTTH technology - and to have 98% mobile ultrabroadband coverage by the end of 2018.”

With fibre it is possible to access particularly high quality video content also in HD. The high speed connection also allows the use of multimedia content at the same time on smartphones, tablets and smart TVs. Businesses can also access the world of professional solutions, using them to their full potential thanks to the fibre optic connection. The latter also enables innovative applications, such as telepresence, video surveillance, cloud computing services for businesses, as well as applications allowing local authorities to implement the smart city model, including systems for security and monitoring the territory, info-mobility and sensor networks for environmental telemonitoring.

On this occasion too, for the laying of the cables, the existing infrastructure will be exploited and in case of excavations, use will be made of techniques and innovative tools with low environmental impact that minimise intervention times, the area occupied by the site, soil effraction, the material removed, the deterioration of the pavement and, consequently, the road repairs.

As regards mobile telephony, in addition to the coverage of the LTE network, in Perugia TIM’s new 4G Plus network is also available, which offers connections capable of reaching almost double those available with normal 4G. The TIM new generation mobile network offers citizens performance and service levels considerably improving the Internet surfing experience and the use of innovative contents on mobile devices, such as video streaming in HD..

In Umbria, in addition to Perugia, TIM has fibre optics in Terni, Spoleto, Foligno and Città di Castello, cities where ultrabroadband services are already available to citizens, companies, the public administration and other operators, and work is under way in Gualdo Tadino, Gubbio, Narni and Bastia.

By creating increasingly advanced ultrabroadband infrastructure, TIM has confirmed its commitment to innovating at local level and disseminating digital services, thus contributing to the sustainable growth of the local economy and to improving quality of life for citizens.

More information on the TIM Network can be found at http://telecomitalia.com/rete.

TIM is the single brand name for the whole Telecom Italia Group, which operates in the market through a strategy of shared value for the company and the community, offering fixed and mobile telephony, Internet, digital content and cloud services. As the enabler of the most innovative information and communication technologies, TIM is supporting Italy on its journey towards achieving the goal of full digitisation, by creating ultrabroadband network infrastructure and disseminating latest generation services.

Telecom Italia Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @telecomitaliaTW

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the three months ended March 31, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager